FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

the Securities Exchange Act of 1934

For the months of SEPTEMBER, OCTOBER and NOVEMBER, 2002 (News Releases)

EUROZINC MINING CORPORATION

(Translation of registrant's name into English)

Suite 1045 – 1050 West Pender Street, Vancouver, B.C.  V6E 3S7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X______

Form 40-F__________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________

No____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____________________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EuroZinc Mining Corporation

(Registrant)

Date: December 5, 2002

By:

“Ron A. Ewing”

[Print]

Name:

Ron A. Ewing

Title:

Exec. Vice-President/

Secretary-Treasurer

EuroZinc

Trading Symbol: EZM – TSX Venture Exchange

NEWS RELEASE

October 1, 2002

Release 05-02

NEW CHAIRMAN

Mr. Norman Anderson has resigned as Chairman and Director of EuroZinc Mining Corporation (the “Company”). Mr. J. E. (Ted) Fletcher will replace Mr. Anderson as Chairman of the Board of Directors of the Company. The Board would like to thank Mr. Anderson for the guidance he has given the Company over the past year and three months, which has been a very difficult period for base metal mining companies, and for the very significant contribution that he has made to the development of the Company’s Aljustrel Project in Portugal. His thorough and exhaustive technical review of Aljustrel during his tenure has added considerably to the credibility of the project in the eyes of the mining community.

Mr. Fletcher has a wealth of experience in the base metal mining business and will be able to provide similar guidance at the Board level. During a forty-year career with Cominco Ltd., Mr. Fletcher held a number of executive positions, including the position of Chief Operating Officer. He is a former Director of Cominco Ltd. and was responsible for Cominco’s worldwide mining operations. Mr. Fletcher is also a former director of Pan American Silver Corp. and is currently Chairman of the Board of Yamana Resources Inc.

EUROZINC MINING CORPORATION

“Alvin W. Jackson”

Alvin W. Jackson, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

EuroZinc

Trading Symbol: EZM – TSX Venture Exchange

NEWS RELEASE

October 2, 2002

Release 06-02

PORTUGUESE COURT APPROVAL

EuroZinc Mining Corporation is pleased to announce that the Portuguese courts have, following the court decision of July 4, 2002, issued a certificate awarding Pirites Alentejanas, S.A. (“PA”), the operating company that owns the Aljustrel zinc project, the unappealable right to proceed with its plans to reorganize. Subsequent to EuroZinc’s purchase of the Portuguese government owned participation in PA in December of 2001, PA made application to the Portuguese legal courts to reschedule historical creditors debt, to reorganize the finances of the company to reflect the capital investment made by EuroZinc, and to simplify the administration of the company. The court ruled that the historical creditors’ debts will be repaid according to a schedule that begins thirty-six months after the start of commercial production, and that a capital reorganization may proceed that will give EuroZinc effectively 99.9% ownership in PA. The provisions of the court award are to be carried out at an Extraordinary General Shareholders Meeting of PA scheduled for November 13, 2002. The restructured PA will be much simpler to administer and will be in a much healthier financial position, which will expedite the process of moving the Aljustrel zinc project forward to production and allow EuroZinc to complete the transition from exploration company to a mid-tier metals producer.

EUROZINC MINING CORPORATION

“Alvin W. Jackson”

Alvin W. Jackson, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

EuroZinc

Trading Symbol: EZM – TSX Venture Exchange

NEWS RELEASE

October 9, 2002

Release 07-02

HIGH-GRADE ZINC INTERSECTED AT ESTAÇÃO DEPOSIT

EuroZinc Mining Corporation is pleased to announce assay results from a recently completed drill hole on the Estação deposit, which lies within EuroZinc’s Malhadinha Exploration Concession in southern Portugal. The drill hole is one of the best holes completed to date on the Estação deposit and indicates the potential for identifying a significant higher-grade zinc core to the deposit with additional infill drilling. The 38.9 sq. km. Malhadinha Concession surrounds EuroZinc´s Aljustrel Mining Lease, which overlies four massive sulphide deposits and was the focus of a bankable feasibility study completed in 2001. Mineralization within Malhadinha is an addition to the resources outlined in the feasibility study.

Drill hole ES0214 intersected 43.7 metres of massive sulphide, which included 21.7 metres of zinc-rich mineralization that graded 8.89% zinc and 2.79% lead at the upper contact of the massive sulphide, and 1.88 metres of copper-rich stockwork mineralization grading 3.37% copper immediately below the massive sulphide. Assay results are summarized in the following table. The hole was collared approximately 100 metres northwest of the Represa Fault and drilled in a southwest direction (AZ225°) at an inclination of -70° to intersect the up dip edge of the Estação deposit; the total hole length is 399 metres.

Drill Hole	From (m)	To (m)	Interval (m)	True Width (m)	Copper (%)	Lead (%)	Zinc (%)	Silver (g/t)	Gold (g/t)
ES0214
Zinc Zone	335.70	357.40	21.70	20.00	0.08	2.79	8.89	83.59	0.19
Stockwork	379.22	381.10	1.88	1.88	3.37	0.03	0.32	8.30	0.08

The Estação deposit strikes northwest and dips about 50-60° to the east. The deposit measures 450 metres along strike, by 500 metres down dip, by up to 100 metres thick and is intersected by 18 widely spaced drill holes. The deposit is open down dip and along strike to the northwest. To the southeast, the deposit is cut by the north-northeast striking, steeply dipping Represa Fault and is offset about 500 metres to the south where it is called the Feitais deposit. The Feitais deposit has an indicated and inferred resource of 18.4 million tonnes grading 6.02 % zinc and is open in two directions.

EuroZinc continues to focus its efforts on the start-up of the Aljustrel base metals mine, which consists of the Feitais deposit, as well as several other mineral deposits, considerable infrastructure, a modern mill and extensive underground workings. The surrounding Malhadinha Concession contains, in addition to the Estação deposit, numerous gravity targets many of which lay within the same mine stratigraphic interval that hosts the Aljustrel mineral deposits. Management is confident that there is a high probability of adding to the already extensive resource base defined at Aljustrel, thereby extending the current projected life of the mine once it is put into production.

EUROZINC MINING CORPORATION

“Alvin W. Jackson”

Alvin W. Jackson, President

Garnet Dawson, P.Geo., EuroZinc´s chief geologist, a qualified person as defined by National Instrument 43-101, supervised the drill program and the preparation of the information in this news release. Mineralized drill core samples were submitted to Assayers Canada Ltd. in Vancouver, B.C. for analysis of copper, lead, zinc and silver by atomic absorption spectrophotometry (AAS). Samples were analyzed for gold by fire assay with an AAS finish. EuroZinc inserted blanks and duplicate samples at the sample preparation stage to monitor the quality control of the assay data.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Statements in this press release which are not historical are forward-looking statements: investors are cautioned that all forward-looking statements involve risks and uncertainties, including without limitation risks associated with the Company's financial condition and prospects and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

EuroZinc

Trading Symbol: EZM – TSX Venture Exchange

NEWS RELEASE

October 17, 2002

Release 08-02

APPOINTMENT OF NEW DIRECTOR

The Company is very pleased to announce the appointment of Mr. Graham Mascall to its Board of Directors. Mr. Mascall has had a distinguished career in mining and mine finance spanning more than thirty years. Over the course of his career he has worked as an executive for a number of the world’s largest mining and mine finance companies, with a particular focus on mergers and acquisitions, and corporate development. The list of companies includes Billiton and BHP Billiton, Deutsche Morgan Grenfell, Outokumpu Metals & Resources, and Barclays Bank. He has a degree in Mining Engineering from the Camborne School of Mines, as well as a Master of Engineering degree in Mineral Economics from McGill University.

Mr. Mascall is a very welcome addition to the Board of EuroZinc. With his contacts and experience in mine finance and corporate development, the Board expects that Mr. Mascall will make a significant contribution to achieving the Company’s objectives for the Aljustrel Project as well as seeking out other opportunities in the mining industry that can add value to the company.

EUROZINC MINING CORPORATION

“Alvin W. Jackson”

Alvin W. Jackson, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Statements in this press release which are not historical are forward-looking statements: investors are cautioned that all forward-looking statements involve risks and uncertainties, including without limitation risks associated with the Company's financial condition and prospects and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

EuroZinc

Trading Symbol: EZM – TSX Venture Exchange

NEWS RELEASE

November 6, 2002

Release 09-02

CONVERTIBLE LOAN FACILITY TERMS AMENDED

The Company wishes to announce that the terms of its first US$4 million convertible loan facility agreement with the Resource Capital Fund, initially entered into on April 21, 1999, have been amended. The loan facility was due to mature on December 31, 2002, however, the maturity date has now been extended until December 31, 2003. In return, the conversion prices have been reduced from the current conversion price of Cdn$0.60 to Cdn$0.25 for the first US$2 million, and from the current conversion price of Cdn$0.80 to Cdn$0.33 for the balance of the US$4 million loan facility. The amended terms are subject to regulatory approval.

The Company is not in a position to repay the loans at this time so the amendment to the loan facility removes the risk of the Company being put into a default position as of the end of 2002, and allows the Company to continue it efforts to bring the Aljustrel base metals project forward to production. The Resource Capital Fund, which is the single largest shareholder and a long-term supporter of the Company, is a resource-focused venture capital firm based in Denver, Colorado that invests in development and growth stage mining companies operating throughout the world. The Fund is managed by RCF Management, L.L.C., which is a management company comprised of experienced mining professionals.

 EUROZINC MINING CORPORATION

“Ron A. Ewing”

Ron A. Ewing, Vice-President/CFO

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Statements in this press release which are not historical are forward-looking statements: investors are cautioned that all forward-looking statements involve risks and uncertainties, including without limitation risks associated with the Company's financial condition and prospects and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

EuroZinc

Trading Symbol: EZM – TSX Venture Exchange

NEWS RELEASE

November 19, 2002

Release 10-02

CAPITAL REORGANIZATION OF PIRITES ALENTEJANAS COMPLETED

EuroZinc Mining Corporation is pleased to announce that the capital reorganization of Pirites Alentejanas, S.A. (“PA”), the operating company that owns the Aljustrel zinc project, has been completed following the Extraordinary General Shareholders Meeting of PA held on November 13. As a result of the reorganization of the share capital of PA to reflect the capital investment made by EuroZinc, EuroZinc now owns over 99.5% of PA. The restructured PA will be much simpler to administer and will be in a much healthier financial position, which will expedite the process of moving the Aljustrel zinc project forward to production. The projected level of production from Aljustrel would immediately make EuroZinc a mid-tier metals producer.

EUROZINC MINING CORPORATION

“Alvin W. Jackson”

Alvin W. Jackson, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Statements in this press release which are not historical are forward-looking statements: investors are cautioned that all forward-looking statements involve risks and uncertainties, including without limitation risks associated with the Company's financial condition and prospects and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.